      The information in this Prospectus Supplement and the attached Prospectus is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. We are not using this Prospectus Supplement and the attached Prospectus to offer to sell these securities or to solicit offers to buy these securities in any place where the offer or sale is not permitted.

                                                  Filed Pursuant to Rule 424b(3)
                                                      Registration No. 333-94221

                   SUBJECT TO COMPLETION, DATED MAY 31, 2000

Prospectus Supplement to Prospectus dated January 24, 2000

$

CENTEX CORPORATION                                                        [LOGO]
       % NOTES DUE 20

MATURITY

- The Notes will mature on          , 20   .

INTEREST

- Interest on the Notes is payable on          and          of each year,
  beginning          , 2000.

- Interest on the Notes will accrue from          , 2000.

REDEMPTION

- We may redeem some or all of the Notes at any time. The redemption prices are described at page S-12.

- There is no sinking fund for the Notes.
RANKING

- The Notes are unsecured.

- The Notes rank equally with all of our other unsecured and unsubordinated debt.

LISTING

- We do not intend to list the Notes on any securities exchange.

CENTEX

- Our principal office is located at 2728 North Harwood Street, Dallas, Texas 75201. Our telephone number is (214) 981-5000.

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NOTES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ATTACHED PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------------
                                                      PER NOTE                 TOTAL
-------------------------------------------------------------------------------------------------------
 Initial Price to Public                                         %                        $
 Underwriting Discount                                           %                        $
 Proceeds to Us (Before Expenses)                                %                        $
-------------------------------------------------------------------------------------------------------

Your purchase price will also include any interest that has accrued on the Notes
since          , 2000.

--------------------------------------------------------------------------------

- The Notes will be delivered to you in global form through the book-entry
  delivery system of The Depository Trust Company on or about            , 2000.

- The underwriters listed below will purchase the Notes from us on a firm commitment basis and offer them to you, subject to certain conditions.

CHASE SECURITIES INC.
                     BANC OF AMERICA SECURITIES LLC
                                          SALOMON SMITH BARNEY

--------------------------------------------------------------------------------

          The date of this Prospectus Supplement is           , 2000.

                              ABOUT THIS PROSPECTUS

                  In making your investment decision, you should rely on the information contained or incorporated by reference in this prospectus supplement and the attached prospectus. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it.

                  We are offering to sell the Notes only in places where sales are permitted.

                  You should not assume that the information contained or incorporated by reference in this prospectus supplement or the attached prospectus is accurate as of any date other than its respective date.

                  We have filed our joint annual report on Form 10-K for our fiscal year ended March 31, 2000. You can obtain this report by following the instructions we provide under "Where You Can Find More Information" on page 2 of the attached prospectus.

                   ------------------------------------------

                                TABLE OF CONTENTS


                                                                           PAGE
                                                                           ----
                              PROSPECTUS SUPPLEMENT

Centex.......................................................................S-3
Use of Proceeds..............................................................S-7
Selected Financial Data......................................................S-8
Description of Notes........................................................S-11
Underwriting................................................................S-17
Legal Opinions..............................................................S-18


                                   PROSPECTUS

About This Prospectus..........................................................1
Centex.........................................................................1
Where You Can Find More Information............................................2
A Warning About Forward-Looking Statements.....................................2
Use of Proceeds................................................................3
Summary of Selected Financial Data.............................................3
Description of Debt Securities.................................................5
Plan of Distribution..........................................................13
Legal Opinions................................................................14
Experts.......................................................................14

                                     CENTEX

                  Through its various subsidiaries, Centex Corporation is one of the nation's largest home builders and general building contractors. We also provide retail mortgage lending services through various financial services subsidiaries. We currently operate in five principal business segments. Our principal business segments and each segment's percentage contribution to total operating earnings in the fiscal years ended March 31, 2000 and 1999 are set forth in the table below.

                                                           FISCAL YEARS ENDED
                                                                MARCH 31,
                                                          ----------------------
                  SEGMENT                                 2000              1999
                  -------                                 ----              ----
Home Building ................................              64%              57%
Investment Real Estate .......................               6%               7%
Financial Services ...........................               6%              21%
Construction Products ........................              20%              16%
Contracting and Construction Services ........               5%               3%

                  This table does not reflect the effect of corporate general and administrative expenses and, accordingly, the percentages shown total to more than 100%. Corporate general and administrative expenses, which represent salaries and other costs not identifiable with a specific segment, and new business initiatives and other businesses that are not mature enough to stand alone as separate business segments negatively impacted operating earnings by (1%) and (4%) in fiscal 2000 and 1999, respectively.

                  Our principal business segments, especially our Home Building operation, are cyclical and are particularly affected by changes in local economic conditions and in long-term and short-term interest rates. We attempt to mitigate certain of these risks by diversifying into multiple industries and operating in numerous geographic regions. Recently announced increases in interest rates have thus far had a minimal impact on home sales, but we can give you no assurances that this will continue to be the case. Escalating interest rates are expected to continue to negatively impact our Financial Services operations.

HOME BUILDING

                  CONVENTIONAL HOMES

                  Our conventional Home Building operation, Centex Homes, is primarily involved in the purchase and development of land or lots and the construction and sale of single-family homes, town homes and low-rise condominiums. Our conventional Home Building operation accounted for 98% and 96% of total Home Building operating earnings in fiscal 2000 and 1999, respectively, and our Manufactured Homes business described below accounted for the remainder. Centex Homes is one of the leading U.S. builders of single-family detached homes, as measured by the number of units sold and closed in a calendar year. Centex Homes is also the only company to rank among the nation's top 10 home builders for each of the past 30 years according to Professional Builder magazine. We sell to both first-time and move-up buyers. Approximately 89% of the houses we sell are single-family detached homes and the remainder are town homes and low-rise condominiums.

                  We follow a strategy of seeking to reduce exposure to local market volatility by spreading our home building operations across geographically and economically diverse markets. We are currently involved in operations in 439 neighborhoods in 77 different markets located in 20 states. In fiscal 2000, Centex Homes closed sales of 18,904 houses, including first-time, move-up and, in some markets, custom homes, ranging in price from approximately $37,000 to about $1.3 million, with the average sale price being approximately $191,568. Our sales (orders) backlog in units at the end of fiscal 2000 and 1999 was 7,579 and 6,792, respectively.

                  Summarized below by geographic area are our home closings for each of the fiscal years in the five-year period ended March 31, 2000.

                                                   FOR FISCAL YEARS ENDED MARCH 31,
                                 -------------------------------------------------------------------
                                   2000           1999           1998           1997           1996
                                 -------        -------        -------        -------        -------
CLOSINGS (IN UNITS):
West ....................          3,917          3,060          2,964          2,955          2,347
Midwest .................          3,089          2,062          1,147          1,337          1,276
East ....................          4,134          3,309          2,650          2,875          2,804
Southeast ...............          3,066          2,582          2,400          2,334          2,241
Southwest ...............          4,698          3,779          3,257          3,606          3,302
                                 -------        -------        -------        -------        -------
         Total ..........         18,904         14,792         12,418         13,107         11,970
                                 =======        =======        =======        =======        =======
AVERAGE SALES PRICE
(IN THOUSANDS) ..........        $   192        $   186        $   183        $   172        $   164
                                 =======        =======        =======        =======        =======

                  Our policy has been to acquire land with the intent to complete the sale of housing units within approximately 24 to 36 months from the date of acquisition. Generally this involves acquiring land that is properly zoned and is either ready for development or, to some degree, already developed. We have acquired a substantial amount of our finished and partially improved lots and land under option agreements that are exercised over specific time periods or, in certain cases, as the lots are needed. The purchase of finished lots generally allows us to shorten the lead time to commence construction and reduces the risks of unforeseen improvement costs and volatile market conditions.

                  MANUFACTURED HOMES

                  In fiscal 1997, we entered the Manufactured Homes business when we acquired approximately 80% of the predecessor of Cavco Industries, LLC, a producer of manufactured and park model homes. In the fourth quarter of fiscal 2000, we purchased the remaining minority interest in Cavco Industries. In fiscal 1998, we purchased substantially all of the assets of AAA Homes, Inc., Arizona's largest manufactured homes retailer, marking our entry into the retailing of manufactured homes. At present, our Manufactured Homes operations include the manufacture of quality residential and park model homes and their sale through company-owned retail outlets and a network of independent dealers.

                  We are the largest producer of manufactured homes in Arizona and New Mexico, as well as the nation's largest producer of park model homes, having built 5,686 manufactured housing units during fiscal 2000. We operate five manufacturing plants: three in the Phoenix, Arizona area, one near Albuquerque, New Mexico, and one plant in central Texas that opened in January 1999.

INVESTMENT REAL ESTATE

                  Investment Real Estate operations involve the acquisition, development and sale of land, and the development of industrial, office, retail and other commercial projects and apartment complexes. As of March 31, 2000, our property portfolio consisted of land located in eight states: Texas, New Jersey, Florida, North Carolina, California, Tennessee, Virginia and Colorado. At March 31, 2000, we also owned either directly, through interests in joint ventures, or through a limited partner interest in Centex Development Company, L.P., two multi-family communities totaling 572 units located in Grand Prairie and College Station, Texas, as well as 1,166,000 square feet of industrial, office and retail buildings in California, Arizona, Texas, Florida, North Carolina and Massachusetts. During fiscal 2000, Centex Development Company, L.P. began construction on a 382-unit apartment complex in St. Petersburg, Florida and 500,000 square feet of industrial and office space located in Florida, California, Texas and North Carolina. All of the projects under construction at March 31, 2000 are scheduled for completion during fiscal 2001. Many of the areas targeted for development include land owned by us or our affiliates.

FINANCIAL SERVICES

                  Through our Financial Services operations, we offer financing of conventional homes, home equity and sub-prime mortgage lending and the sale of title and other insurance coverages. These activities include mortgage origination and other related services for homes sold by our subsidiaries and by others.

                  MORTGAGE BANKING

                  We established CTX Mortgage Company in 1973 to provide mortgage financing for homes built by Centex Homes. Our opening of CTX Mortgage offices in substantially all of Centex Homes' housing markets has enabled us to provide mortgage financing for an average of 72% of the homes built by Centex Homes over the past five years. However, this capture rate fell to 61% of Centex Homes' sales in fiscal 2000 principally because of home builder expansion into geographic markets where CTX Mortgage had not yet established operations. In 1985, we expanded our operations to include mortgage loans that are not associated with the sale of homes built by us. At March 31, 2000, we had 221 CTX Mortgage offices located in 37 states.

                  We provide mortgage origination and other mortgage-related services for Federal Housing Administration, Department of Veterans' Affairs and conventional loans on homes built and sold by us or by others and on resale homes. Our loans are generally first-lien mortgages secured by one-to four-family residences. A majority of the conventional loans qualify for inclusion in guaranteed programs sponsored by the Federal National Mortgage Association ("Fannie Mae") or the Federal Home Loan Mortgage Corporation. Such loans are known in the industry as "conforming" loans. The remainder of the loans are either pre-approved and individually underwritten by CTX Mortgage or private investors who subsequently purchase the loans on a whole-loan basis or are funded by private investors who pay a broker fee to CTX Mortgage for referring a loan.

                  We originate our conventional and government mortgage loans with the intention of selling or securitizing the mortgage loans and selling the related servicing rights. As interim servicer, we do not retain mortgage servicing rights after the sale or securitization of the related mortgage loan. Most of the mortgage loans originated by us are sold and the servicing is transferred before the second installment is due from the borrower. In connection with our role as interim servicer, we provide collection efforts relating to early payment defaults, as well as quality control audits to ensure the proper documentation necessary to pool and sell mortgages.

                  During the third quarter of fiscal 2000, CTX Mortgage entered into a mortgage loan purchase agreement with Centex Home Mortgage, LLC, an unaffiliated special purpose Delaware limited liability company which is hereinafter referred to as "CHM", pursuant to which CHM committed to purchase mortgage loans from CTX Mortgage on a revolving basis, up to CHM's asset limit of $1.5 billion. Pursuant to this agreement, CTX Mortgage sells to CHM substantially all of the conforming, Jumbo "A" and Government National Mortgage Association eligible mortgage loans originated by CTX Mortgage. CTX Mortgage, on behalf of CHM, arranges for the sale or securitization into the secondary market of the mortgage loans purchased by CHM. CTX Mortgage also services the loans on an interim basis until they are sold or securitized. As of March 31, 2000, CTX Mortgage was servicing approximately $704 million of mortgage loans owned by CHM. See "Description of Debt Securities - Specific Characteristics of Our Debt Securities - Senior Debt Securities" in the prospectus for more information regarding CHM.

                  CTX Mortgage enters into various financial agreements, in the normal course of business, in order to manage the exposure to changing interests rates as a result of having issued loan commitments to its borrowers at a specified price and for a specified period of time. CTX Mortgage, through its centralized secondary marketing department, generally sells all mortgages for future delivery at a specified price at the time the borrower locks its interest rate option, thereby mitigating the risk of a decline in the value of the mortgages prior to their ultimate delivery. CTX Mortgage utilizes these forward sale commitments to mitigate the risk of reductions in value of the mortgage loans sold to CHM and mortgage loans financed under CTX Mortgage's credit facilities.

                  HOME EQUITY AND SUB-PRIME MORTGAGE LENDING

                  Our Home Equity operation is a Fannie Mae approved sub-prime mortgage lender formed in fiscal 1995 to engage in the origination of primarily non-conforming home equity loans. The sub-prime lending market is comprised of borrowers whose financing needs are not being met by traditional mortgage lenders for a variety of reasons, including credit histories that may limit the borrower's access to credit or the borrower's need for specialized loan products. Since its inception, Home Equity has focused on lending to individuals who have substantial equity in their homes but have impaired or limited credit histories.

                  At March 31, 2000, we had 138 Home Equity offices doing business in 48 states. Home Equity originates home equity loans through four major origination sources: (1) retail branch network, (2) broker referral network, (3) referrals from its affiliated conforming mortgage company, CTX Mortgage, and (4) Home Equity's direct sales unit, which sources loans through telemarketing and direct mail efforts.

                  We began servicing home equity loans in fiscal 1997. In connection with our role as loan servicer, we bill and collect loan payments when due, provide customer help and provide collection efforts relating to delinquent payments, including instituting foreclosure proceedings and liquidating underlying collateral. As of March 31, 2000, Home Equity was servicing a loan portfolio of approximately $2.1 billion.

                  Most of our home equity loans are originated with the intention of securitizing the loans where we continue to service the loans for a fee. The home equity loans that are not securitized are either sold by us to investors on a whole-loan basis or retained and serviced by us as portfolio loans. Currently, we do retain mortgage servicing rights on loans sold by us on a whole-loan basis.

                  Home Equity uses treasury lock agreements and interest rate swap agreements to hedge the market risk associated with carrying its inventory of sub-prime mortgage loans held for sale or securitization. Home Equity will generally hold mortgage loans in anticipation of securitization for up to 120 days.

                  Securitizations completed by Home Equity prior to March 31, 2000 were structured in a manner that caused them to be accounted for as sales, and the resulting gains on such sales were reported in Home Equity's operating results during the period in which the securitization was completed. We have concluded that the long-term benefits of converting to the "portfolio" method to report Home Equity's operating results significantly outweigh the short-term benefit of higher earnings under the "gain on sale" method previously used for Home Equity's mortgage loan securitizations. Accordingly, effective as of March 31, 2000, Home Equity has elected to structure all of its future loan securitizations in a manner that will result in the utilization of the "portfolio" method for reporting its operating results. This change will have no effect on the profit recognized over the life of each mortgage loan. Rather, the change will merely affect the timing of profit recognition. We expect that the change will negatively impact our Home Equity operating results in fiscal 2001.

                  OTHER FINANCIAL SERVICES OPERATIONS

                  Our title insurance operations operate principally in Texas, Florida, Virginia, California and Maryland. We sell homeowners and hazard insurance to our and other home building customers through Westwood Insurance, a multi-line insurance broker acquired by us in fiscal 1999 that specializes in writing insurance for the home building industry. In addition to ourselves and commercial loan lenders, Westwood serves approximately 228 other home builders in 45 states.

CONSTRUCTION PRODUCTS

                  Through our Construction Products operations, we manufacture cement, gypsum wallboard and readymix concrete for distribution and sale. In April 1994, our construction products subsidiary, Centex Construction Products, Inc., completed an initial public offering of 51% of its common stock. Principally as a result of stock repurchases by Centex Construction Products, our ownership interest in Centex Construction Products has increased to 64.4% as of March 31, 2000.

                  CEMENT

                  Construction Products operates cement plants in or near Buda, Texas; LaSalle, Illinois; Fernley, Nevada; and Laramie, Wyoming. The plants in Buda and LaSalle are owned by separate joint ventures in which Construction Products has a 50% interest. All four of the cement plants are fuel-efficient dry process plants.

                  Construction Products' net cement production, excluding the joint venture partners' 50% interest in the Buda and LaSalle plants, totaled approximately 2.0 million tons in both fiscal 2000 and 1999. Total net cement sales were approximately 2.3 million tons in fiscal 2000 and 2.2 million tons in fiscal 1999, as all four cement plants sold the entire product they produced.

                  GYPSUM WALLBOARD

                  Construction Products owns and operates three gypsum wallboard manufacturing facilities, two located in Albuquerque and nearby Bernalillo, New Mexico and one located in Gypsum, Colorado (near Vail). The principal sources of demand for gypsum wallboard are residential and non-residential construction, repair and remodeling.

                  READYMIX CONCRETE AND AGGREGATES

                  Construction Products' readymix concrete and aggregates operations are located in and around Austin, Texas and northern California. The 10,000-acre aggregates deposit in northern California contains an estimated two billion tons of reserves. Construction Products sells aggregates from this deposit in the Sacramento, California area and in nearby counties.

CONTRACTING AND CONSTRUCTION SERVICES

                  Contracting and Construction Services activities involve the construction of buildings for both private and government interests, including hotels, office buildings, hospitals, correctional facilities, schools, shopping centers, airports, parking garages, sport stadiums, military facilities, post offices and convention and performing arts centers. Our contracting and construction services work is performed through our construction group nationwide. Centex Construction Group is made up of four firms with various geographic locations and project niches. New contracts for the group for fiscal 2000 totaled $1.651 billion compared with $1.128 billion for fiscal 1999. The backlog of uncompleted projects at March 31, 2000 was $1.382 billion, compared with $937 million at March 31, 1999.

                  Construction contracts are primarily entered into under two formats: competitively-bid or negotiated jobs. In a competitively-bid format, the contractor will bid a fixed amount for which it will agree to construct the project based on an evaluation of detailed plans and specifications. In a negotiated job, the contractor bids a fee (fixed or percentage) over the cost of the project and, in many instances, agrees that the final cost will not exceed a designated amount. Such contracts may include a provision whereby the owner will pay a part of any savings from the guaranteed amount to the contractor. Historically, the majority of our projects have been in the higher risk competitively-bid jobs. Recent years have seen a shift to higher-margin private negotiated projects from the competitively-bid public projects. At March 31, 2000, approximately 85% of our outstanding projects were negotiated.

                                 USE OF PROCEEDS

                  The net proceeds from the sale of the Notes will be used to repay commercial paper borrowings and other short-term debt. As of March 31, 2000, we had $113,135,000 in outstanding commercial paper borrowings and other short-term debt at a weighted average interest rate of 6.25%. Since that date, we have experienced a significant increase in commercial paper borrowings and other short-term debt, and we expect the amount of such borrowings and debt to exceed the net proceeds from the sale of the Notes at the closing of this offering. Commercial paper borrowings and other short-term debt are seasonal and we generally use the proceeds from their issuance to finance our business, including the continuing growth and development of our Home Building operations.

                             SELECTED FINANCIAL DATA

                  In the table below we provide you with selected consolidated financial information prepared based on our consolidated financial statements for each of the fiscal years in the five-year period ended March 31, 2000, which have been audited by Arthur Andersen LLP, independent public accountants. When you read this selected historical consolidated financial data, you should also read the historical financial statements and accompanying notes that we have included in our joint annual report on Form 10-K for the year ended March 31, 2000. You can obtain this report by following the instructions we provide under "Where You Can Find More Information" on page 2 of the attached prospectus. Balance sheet information presented in the table below is as of the end of the applicable period.


                                                                               FISCAL YEARS ENDED MARCH 31,
                                                       ---------------------------------------------------------------------------
                                                          2000             1999           1998            1997             1996
                                                       -----------     -----------     -----------     -----------     -----------
                                                                             (DOLLARS IN THOUSANDS, EXCEPT RATIOS
                                                                                   AND PER SHARE AMOUNTS)
Revenues .........................................     $ 5,956,366     $ 5,154,840     $ 3,975,450     $ 3,784,991     $ 3,102,987
Net earnings .....................................         257,132         231,962         144,806         106,563          53,365
Total assets .....................................       4,038,740       4,334,746       3,416,219       2,678,829       2,336,966
Total long-term debt, consolidated ...............         751,160         284,299         237,715         236,769         321,002
Total debt, consolidated .........................       1,313,395       1,910,899       1,390,588         864,287         983,269
Total debt (with financial services reflected
         on the equity method) ...................         898,068         587,955         311,538         283,769         408,253
Deferred income tax (asset) liability ............         (49,907)        (49,107)       (147,607)       (197,413)         16,620
Debt as a percentage of capitalization (1)
         Total debt, consolidated ................            45.1%           57.6%           53.1%           44.5%           57.1%
         Total debt (with financial services
            reflected on the equity method) ......            36.0%           29.5%           20.3%           20.9%           35.6%

Stockholders' equity .............................     $ 1,419,349     $ 1,197,639     $   991,172     $   835,777     $   722,836
Per common share:
         Earnings per share - Basic ..............     $      4.34     $      3.90     $      2.45     $      1.86     $      0.94
         Earnings per share - Diluted ............     $      4.22     $      3.75     $      2.36     $      1.80     $      0.91
Other operating data:
         Cash dividends per share ................     $      0.16     $      0.16     $     0.135     $      0.10     $      0.10
         Adjusted EBITDA (2) .....................     $   500,202     $   358,738     $   259,157     $   186,907     $   123,992
         Ratio of Adjusted EBITDA to interest
           expense (2) (3) .......................           7.48x           8.63x           7.79x           5.49x           3.03x

         (1) Capitalization is composed of total debt, deferred income tax (asset) liability, negative goodwill, minority interest and stockholders' equity.

         (2) Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization expense and, for the reasons described under "Ratio of Earnings to Fixed Charges" below, excludes our Financial Services operations. Adjusted EBITDA is not intended to represent cash flow in accordance with generally accepted accounting principles and does not represent the measure of cash available for distribution. Adjusted EBITDA is not intended as an alternative to net earnings. For additional financial information that includes and excludes our Financial Services operations, please see our joint annual report on Form 10-K for the year ended March 31, 2000.

         (3) Interest expense excludes interest expense attributable to our Financial Services operations.

     RATIO OF EARNINGS TO FIXED CHARGES


                                                                                        FISCAL YEARS ENDED MARCH 31,
                                                                             ---------------------------------------------
                                                                              2000      1999      1998      1997      1996
                                                                             -----     -----     -----     -----     -----
       Total enterprise ................................................     4.52x     4.31x     4.16x     3.71x     1.82x
       Centex (excluding Financial Services operations) ................     6.96x     7.42x     6.83x     5.22x     1.99x

                  These computations include Centex Corporation, and except as otherwise noted, our subsidiaries, and 50% or less owned companies. For these ratios, fixed charges include:

                  o interest on all debt and amortization of debt discount and expense;

                  o        capitalized interest; and

                  o        an interest factor attributable to rentals.

                  Earnings include the following components:

                  o income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investments;

                  o fixed charges as defined above, but excluding capitalized interest; and

                  o        amortization of capitalized interest.

                  To calculate the ratio of earnings to fixed charges, excluding our Financial Services operations, the applicable interest expense was deducted from the fixed charges and the applicable earnings were deducted from the earnings amount.

                  The computations in the tables above that exclude our Financial Services operations are presented only to provide investors an alternative method of measuring our ability to utilize adjusted EBITDA and earnings to cover our interest expense or fixed charges. The principal reasons why we present these computations that exclude our Financial Services operations are as follows:

                  o the financial services subsidiaries operate in a distinctly different financial environment that generally requires significantly less equity to support their higher debt levels compared to the operations of our other subsidiaries;

                  o the financial services subsidiaries have structured their financing programs substantially on a stand-alone basis; and

                  o we have very limited obligations with respect to the indebtedness of our financial services subsidiaries.

OUTSTANDING INDEBTEDNESS

                  The following table sets forth our senior and subordinated indebtedness (excluding indebtedness of our subsidiaries) as of March 31, 2000:

Senior debt:
                  Medium-Term Note programs, 6.4% to 6.89% ...........     $  539,439,000
                  Debt to subsidiaries ...............................        219,100,000
                  Commercial paper borrowings and other
                     short-term debt .................................        113,135,000
                                                                           --------------
     Total senior debt ...............................................     $  871,674,000
                                                                           ==============
Subordinated debt:
                  8.75% Subordinated Debentures due March 1, 2007 ....     $   99,521,000
                  7.375% Subordinated Debentures due June 1, 2005 ....         99,747,000
                  Convertible Subordinated Note due 2010 .............          2,100,000
                                                                           --------------
     Total subordinated debt .........................................     $  201,368,000
                                                                           ==============
     Total debt ......................................................     $1,073,042,000
                                                                           ==============

                  Since March 31, 2000, we have issued $85.0 million of senior notes under our Medium-Term Note programs and substantially increased our commercial paper borrowings. We expect the amount of commercial paper borrowings and other short-term debt to exceed the net proceeds from the sale of the Notes at the closing of this offering.

                              DESCRIPTION OF NOTES

                  The following description of the particular terms of the Notes supplements the description of the general terms of the debt securities set forth under the heading "Description of Debt Securities" in the attached prospectus. If the descriptions are inconsistent, this prospectus supplement controls. Capitalized terms used in this prospectus supplement that are not otherwise defined will have the meanings given to them in the accompanying prospectus. The following statements with respect to the Notes are summaries, do not purport to be complete and are subject to, and qualified by reference to, the provisions of the Notes and the Indenture.

GENERAL

                  We will issue the Notes as a separate series of debt securities under the Indenture, dated as of October 1, 1998, between us and Chase Bank of Texas, National Association, as Trustee. For a more complete description of the Indenture, see "Description of Debt Securities" in the attached prospectus. The Notes are unsecured and will rank equally with all of our other unsecured and unsubordinated indebtedness. We will issue the Notes with an aggregate principal amount of $ ,000,000.

                  The Notes will bear interest from   , 2000, payable on
and       of each year, commencing   , 2000. Interest will be computed on the
basis of a 360-day year of twelve 30-day months. Interest will be payable generally to the person in whose name the Note is registered at the close of
business on   or       next preceding the       or       interest payment date.
The Notes will mature on   , 20   and will accrue interest at a rate of   % per
annum.

                  The Notes will be issued in fully registered form only in denominations of $1,000 and integral multiples of $1,000. We will initially issue the Notes in global book-entry form. So long as the Notes are in book-entry form, we will make payments on the Notes to the depository or its nominee, as the registered owner of the Notes, by wire transfer of immediately available funds. See "Book-Entry System."

                  Because we are a holding company that conducts all of our operations through our subsidiaries, holders of our debt securities will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debt holders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders. Certain of our operating subsidiaries, principally our Financial Services operations, have ongoing corporate debt programs used to finance their business activities. As of March 31, 2000, our subsidiaries had approximately $459 million of outstanding debt. Moreover, our ability to pay principal and interest on the Notes is, to a large extent, dependent upon our receiving dividends, interest or other amounts from our subsidiaries. The Indenture under which the Notes are to be issued does not contain any limitation on our ability to incur additional debt or on our subsidiaries' ability to incur additional debt to us or to unaffiliated third parties. In addition, we borrow funds from and lend funds to our subsidiaries from time to time to manage our working capital needs. Our indebtedness to our subsidiaries will rank equally in right of payment to the Notes.

                  The Indenture does not limit the amount of debt securities that we may issue under the Indenture, and we may issue debt securities in one or more series up to the aggregate initial offering price authorized by us for each series. We may, without the consent of the holders of the Notes, reopen this series of Notes and issue additional Notes under the Indenture in addition to the $ ,000,000 of Notes authorized as of the date of this prospectus supplement.

                  If any interest payment date, redemption date or the maturity date of the Notes is not a business day at any place of payment, then payment of the principal, premium, if any, and interest on the Notes may be made on the next business day at that place of payment. In that case, no interest will accrue on the amount payable for the period from and after the applicable interest payment date, redemption date or maturity date, as the case may be.

                  We will be entitled to redeem the Notes at our option as described below under "Optional Redemption." The Notes will not be subject to a sinking fund. You will not have the right to require us to redeem or repurchase the Notes at your option.

OPTIONAL REDEMPTION

                  We may, at our option, redeem the Notes in whole at any time or in part from time to time, on at least 30 but not more than 60 days prior notice, at a redemption price equal to the greater of:

                  o        100% of their principal amount, and

                  o the present value of the Remaining Scheduled Payments (as defined below) on the Notes being redeemed on the redemption date, discounted to the date of redemption, on a semiannual basis, at the Treasury Rate (as defined below) plus basis points.

We will also accrue interest on the Notes to the date of redemption. In determining the redemption price and accrued interest, interest shall be calculated on the basis of a 360-day year consisting of twelve 30-day months.

                  If money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed is deposited with the Trustee on or before the redemption date, on and after the redemption date interest will cease to accrue on the Notes (or such portions thereof) called for redemption and the Notes will cease to be outstanding.

                  "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes. "Independent Investment Banker" means Chase Securities Inc.

                  "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (2) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or
(B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

                  "Reference Treasury Dealer" means Chase Securities Inc., Banc of America Securities LLC and Salomon Smith Barney Inc. and their respective successors, and, at our option, other primary U.S. government securities dealers in New York City selected by us.

                  "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

                  "Remaining Scheduled Payments" means, with respect to any Note, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

                  "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

SINKING FUND

                  There will not be a sinking fund for the Notes.

CERTAIN COVENANTS

                  The following covenants apply to the Notes.

                  Limitation on Liens. We will not and will not permit any of our subsidiaries, other than Centex Financial Services, Inc. and its subsidiaries, to issue, assume or guarantee any indebtedness for borrowed money if that borrowed money is secured by a mortgage, pledge, security interest, lien or other encumbrance (a "lien") on or with respect to any of our properties or assets or the assets or properties of our subsidiaries or on any shares of capital stock or other equity interests of any subsidiary that owns property or assets, other than Centex Financial Services, Inc. and its subsidiaries, whether, in each case, owned at the date of the Indenture or thereafter acquired, unless:

                  (a) we make effective provision under which the Notes are secured equally and ratably with any and all borrowed money that we secure, or

                  (b) the aggregate amount of all of our and our subsidiaries' secured borrowings, together with all attributable debt (as defined in the Indenture) in respect of sale and lease-back transactions existing at that time, with the exception of transactions that are not subject to the limitation described in "Limitation on Sale and Lease-Back Transactions" below, would not exceed 20% of our and our subsidiaries consolidated net tangible assets (as defined in the Indenture), as shown on the audited consolidated balance sheet contained in the latest annual report to our stockholders.

                  The limitation described above will not apply to:

                  (a) any lien existing on our properties or assets or shares of capital stock or other equity interests at the date of the Indenture,

                  (b) any lien created by a subsidiary in our favor or in favor of one of our wholly-owned subsidiaries,

                  (c) any lien existing on any asset of any corporation or other entity, or on any accession or improvement to that asset or any proceeds from that asset or improvement, at the time that corporation or other entity becomes a subsidiary or at the time we or one of our subsidiaries merges or is consolidated with or into us or one of our subsidiaries,

                  (d) any lien on any asset existing at the time that asset is acquired, or on any accession or improvement to that asset or any proceeds from that asset or improvement,

                  (e) any lien on any asset, or on any accession or improvement to that asset or any proceeds from that asset or improvement, securing indebtedness we incur or assume for the purpose of financing all or any part of the cost of acquiring or improving that asset, if that lien attaches to that asset concurrently with or within 180 days after the acquisition or improvement of that asset,

                  (f) any lien incurred in connection with pollution control, industrial revenue or any similar financing,

                  (g) any refinancing, extension, renewal or replacement of any of the liens described above if the principal amount of the indebtedness secured is not increased and is not secured by any additional assets, or

                  (h)      any lien imposed by law.

                  Limitation on Sale and Lease-Back Transactions. Neither we nor any of our subsidiaries may enter into any arrangement with any person, other than with us, under which we or any of our subsidiaries lease any of our properties or assets, except for temporary leases for a term of not more than three years and except for sales and leases of model homes, if that property has been or is to be sold or transferred by us or any of our subsidiaries to that person (referred to in this prospectus supplement as a "sale and lease-back transaction").

                  The limitation described above does not apply to any sale and lease-back transaction if:

                  (a) our net proceeds or the net proceeds of our subsidiaries from the sale or transfer are equal to or exceed the fair value, as determined by our Board of Directors, Chairman of the Board, Vice Chairman, President or principal financial officer, of the property so leased,

                  (b) we or any of our subsidiaries would be entitled to incur indebtedness secured by a lien on the property to be leased as described in "Limitation on Liens" above,

                  (c) we, within 180 days of the effective date of any sale and lease-back transaction, apply an amount equal to the fair value of the property so leased to the retirement of our "funded indebtedness" (as defined in the Indenture),

                  (d) the sale and lease-back transaction relates to a sale which occurs within 180 days from the date of acquisition of that property by us or any of our subsidiaries or the date of the completion of construction or commencement of full operations on that property, whichever is later, or

                  (e) the transaction was consummated prior to the date of the Indenture.

LEGAL DEFEASANCE

                  We will be discharged from our obligations on the Notes at any time if:

                  (a) we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the Notes, and

                  (b) we deliver to the Trustee an opinion of counsel stating that the federal income tax obligations of the holders of the Notes will not change as a result of our performing the action described above.

                  If this happens, the holders of the Notes will not be entitled to the benefits of the Indenture except for the registration of transfer and exchange of Notes and the replacement of lost, stolen or mutilated Notes.

COVENANT DEFEASANCE

                  We will be discharged from our obligations under any restrictive covenant applicable to the Notes if we perform both actions described above under the heading "Legal Defeasance." However, if we cause an event of default apart from breaching a restrictive covenant, there may not be sufficient money or government obligations on deposit with the Trustee to pay all amounts due on the Notes. In that instance, we would remain liable for these amounts.

FORM OF NOTES

                  Upon issuance, the Notes will be issued in book-entry form and be represented by one or more global securities in registered form, without coupons (the "Global Securities"), which will be issued in a denomination equal to the aggregate outstanding principal amount of the Notes and deposited with, or on behalf of, The Depository Trust Company ("DTC") as Depository.

BOOK-ENTRY SYSTEM

                  The Notes will be represented by Global Securities registered in the name of Cede & Co., as a nominee of DTC. The information set forth under "Description of Debt Securities - Global Certificates" in the attached prospectus will apply to the Notes. Thus, beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except under the circumstances described below and in the attached prospectus, owners of beneficial interests in the Global Securities will not be entitled to receive Notes in definitive form and will not be considered holders of Notes.

                  The following is based on information furnished by DTC:

                                    DTC is a limited-purpose trust company
                  organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in the participants' accounts, which eliminates the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

                                    Purchases of Notes under DTC's system must
                  be made by or through direct participants, which will receive a credit for those book-entry notes on DTC's records. The ownership interest of each actual purchaser of each Note represented by a Global Security ("beneficial owner") is in turn to be recorded on the records of the direct participants and the indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but they are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or the indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in a Global Security are to be accomplished by entries made on the books of the participants acting on behalf of the beneficial owners. Beneficial owners of a Global Security will not receive certificated Notes representing their ownership interests therein, except in the event that use of the book-entry system for the book-entry Notes is discontinued.

                                    To facilitate subsequent transfers, all
                  Global Securities which are deposited with, or on behalf of, DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of Global Securities with, or on behalf of, DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Global Securities representing the book-entry Notes; DTC's records reflect only the identity of the direct participants to whose accounts the book-entry Notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

                                    Conveyance of notices and other
                  communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Redemption notices will be sent by DTC.

                                    Neither DTC nor Cede & Co. will consent or
                  vote with respect to the Global Securities. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the book-entry Notes are credited on the applicable record date.

                                    Principal, premium, if any, and/or interest,
                  if any, payments on the Global Securities will be made in immediately available funds to DTC. DTC's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will receive payment on such date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participant and not of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to DTC is our responsibility and that of the trustee, disbursement of such payments to direct participants shall be the responsibility of DTC, and disbursement of those payments to the beneficial owners shall be the responsibility of direct participants and indirect participants.

                                    If applicable, redemption notices shall be
                  sent to Cede & Co. If less than all of the book-entry Notes of like tenor and terms are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participant in the issue to be redeemed.

                                    A beneficial owner shall give notice of any
                  option to elect to have its book-entry Notes repaid by us, through its participant, to the Trustee, and shall effect delivery of such book-entry Notes by causing the direct participant to transfer the participant's interest in the Global Security or securities representing such book-entry Notes, on DTC's records, to the Trustee. The requirement for physical delivery of book-entry Notes in connection with a demand for repayment will be deemed satisfied when the ownership rights in the Global Security or securities representing such book-entry Notes are transferred by direct participants on DTC's records.

                                    DTC may discontinue providing its services
                  as securities depository with respect to the book-entry Notes at any time by giving us and the Trustee reasonable notice. Under these circumstances, in the event that a successor securities depository is not obtained, certificated Notes are required to be printed or delivered.

                                    We may decide to discontinue use of the
                  system of book-entry transfers through DTC, or a successor securities depository. In that event, certificated Notes will be printed and delivered.

                                    According to DTC, the foregoing information
                  with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

                                    The information in this section concerning
                  DTC and DTC's system has been obtained from sources that we believe to be reliable, but neither we nor any underwriter takes any responsibility for the accuracy of the information.

SAME-DAY SETTLEMENT AND PAYMENT

                  Settlement for the Notes will be made by the underwriters in immediately available funds. So long as DTC continues to make its "Same-Day Funds Settlement System" available to us:

                  o We will make all payments of principal and interest on the Notes in immediately available funds.

                  o The Notes will trade in DTC's Same-Day Funds Settlement System until maturity.

                                  UNDERWRITING

                  We and the underwriters have entered into an Underwriting Agreement relating to the offering and sale of the Notes (the "Underwriting Agreement"). In the Underwriting Agreement, we have agreed to sell to each underwriter, and each underwriter has agreed to purchase from us, the principal amount of the Notes that appear opposite its name in the table below:

                                                           PRINCIPAL AMOUNT
UNDERWRITERS                                                 OF THE NOTES
------------                                               ----------------
Chase Securities Inc...............................        $
Banc of America Securities LLC.....................
Salomon Smith Barney Inc...........................
                                                           ----------------

                 Total.............................        $
                                                           ================

                  The obligations of the underwriters under the Underwriting Agreement, including their agreement to purchase Notes from us, are several and not joint. Those obligations are also subject to certain conditions in the Underwriting Agreement being satisfied. The underwriters have agreed to purchase all of the Notes if any of them are purchased.

                  The underwriters have advised us that they propose to offer the Notes to the public at the public offering price that appears on the cover page of this prospectus supplement. The underwriters may offer the Notes to selected dealers at the public offering price minus a selling concession of up
to   % of the principal amount of the Notes. In addition, the underwriters may
allow, and those selected dealers may reallow, a selling concession of up to   %
of the principal amount of the Notes to certain other dealers. After the initial public offering, the underwriters may change the public offering price and any other selling terms.

                  In the Underwriting Agreement, we have agreed that:

                  o        we will pay our expenses related to the offering,
                           which we estimate will be approximately $       ; and

                  o we will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                  There is currently no established trading market for the Notes. In addition, we do not intend to apply for the Notes to be listed on any securities exchange or to arrange for the Notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the Notes, but they are not obligated to do so. The underwriters may discontinue any market making in the Notes at any time in their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the Notes, that you will be able to sell your Notes at a particular time or that the prices that you receive when you sell will be favorable.

                  In connection with the offering of the Notes, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the Notes in the open market for the purpose of pegging, fixing or maintaining the price of the Notes. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the Notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

                  In the ordinary course of their business, the underwriters and their affiliates have engaged and may in the future engage in investment and commercial banking transactions with us and several of our affiliates. Chase

Securities Inc., Banc of America Securities LLC and Salomon Smith Barney Inc. are affiliates of one or more of our lenders. In addition to its lending relationships with us, Chase Bank of Texas, National Association, an affiliate of Chase Securities Inc., is the Trustee, paying agent and registrar under the Indenture.

                                 LEGAL OPINIONS

                  Raymond G. Smerge, Esq., our Executive Vice President, Chief Legal Officer and Secretary, will issue an opinion about the legality of the Notes for us. Baker Botts L.L.P., Dallas, Texas, our special counsel, will also issue an opinion about the legality of the Notes and will pass on, among other things, the enforceability of the Indenture. Certain legal matters in connection with the sale of the Notes will be passed upon for the underwriters by Milbank, Tweed, Hadley & McCloy LLP, New York, New York.

PROSPECTUS



                                 [CENTEX LOGO]

                                  $750,000,000

                                 DEBT SECURITIES


                               CENTEX CORPORATION
                            2728 North Harwood Street
                               Dallas, Texas 75201
                                 (214) 981-5000

                         ------------------------------

                  We may offer unsecured general obligations of our company in the form of either senior or subordinated debt. Senior debt includes both our notes and debt, and our guarantees of debt incurred by our subsidiaries, all of which are for money borrowed and not subordinated to any of our other indebtedness. Subordinated debt is entitled to interest and principal payments after senior debt payments.

                  We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

                         ------------------------------

                  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                         ------------------------------

                The date of this prospectus is January 24, 2000.

                              ABOUT THIS PROSPECTUS

                  This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $750,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the offering. The prospectus supplement may also add or update information contained in this prospectus. Together, this prospectus and the related prospectus supplement will set forth all of the material information regarding any particular offering. However, in order to get a complete picture of a particular offering, you should read both this prospectus and any prospectus supplement, together with additional information, such as the exhibits filed with this registration statement and described under the heading "Where You Can Find More Information."

                                     CENTEX

                  Through its various subsidiaries, Centex Corporation is one of the nation's largest home builders and general building contractors and also provides retail mortgage lending services. We currently operate in five principal business segments:

                  o        Home Building;

                  o        Investment Real Estate;

                  o        Financial Services;

                  o        Construction Products; and

                  o        Contracting and Construction Services.

HOME BUILDING

                  The Home Building business has expanded to include both Conventional Homes and Manufactured Homes.

                  The Conventional Homes operations currently involve the construction and sale of single-family homes, town homes and low-rise condominiums and also include the purchase and development of land.

                  In March 1997, we entered the Manufactured Homes business when we acquired approximately 80% of the predecessor of Cavco Industries, LLC. Manufactured Homes operations include the manufacture of residential and park model homes and their sale through company-owned retail outlets and a network of independent dealers.

INVESTMENT REAL ESTATE

                  Investment Real Estate operations involve the acquisition, development and sale of land, and the development of industrial, office, retail and other commercial projects and apartment complexes.

FINANCIAL SERVICES

                  Through our Financial Services operations, we offer financing of conventional and manufactured homes, home equity and sub-prime lending and the sale of title and other insurance coverages. These activities include mortgage origination and other related services for homes sold by our subsidiaries and by others.

CONSTRUCTION PRODUCTS

                  Through our Construction Products operations, we manufacture cement, gypsum wallboard and ready-mix concrete for distribution and sale. In April 1994, our construction products subsidiary, Centex Construction Products, Inc., completed an initial public offering of 51% of its common stock. Principally as a result of stock repurchases by Centex Construction Products, our ownership interest in Centex Construction Products has increased to 63.2% as of December 31, 1999.

CONTRACTING AND CONSTRUCTION SERVICES

                  Contracting and Construction Services activities involve the construction of buildings for both private and government interests, including office, commercial and industrial buildings, hospitals, hotels, museums, libraries, airport facilities and educational facilities.

                  Our principal executive office is located at 2728 N. Harwood Street, Dallas, Texas 75201, and our telephone number is (214) 981-5000.

                       WHERE YOU CAN FIND MORE INFORMATION

                  We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and at 7 World Trade Center, Suite 1300, New York, New York 10048. Our SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

                  The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference:

                  o our Joint Annual Report on Form 10-K of Centex Corporation, 3333 Holding Corporation and Centex Development Company, L.P. for the year ended March 31, 1999;

                  o our Joint Quarterly Reports on Form 10-Q of Centex Corporation, 3333 Holding Corporation and Centex Development Company, L.P. for the quarters ended June 30, 1999 and September 30, 1999; and

                  o our Current Reports on Form 8-K dated August 9, 1999 and August 27, 1999.

                  We also incorporate by reference any future filings made with the SEC (File No. 1-06776) under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities.

                  You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                            Corporate Secretary
                            Centex Corporation
                            2728 North Harwood Street
                            Dallas, Texas 75201
                            (214) 981-5000

                  You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

                  Statements contained in this prospectus, including the documents that are incorporated by reference, that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include information about possible or assumed future results of our operations. Also, when we use any of the words "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements. Many possible events or factors could affect the future financial results and performance of our company. This could cause results or performance to differ materially from those expressed in our forward-looking statements. You should consider these risks when you purchase securities. These possible events or factors include the following:

                  o        general economic conditions and interest rates;

                  o        the cyclical and seasonal nature of our businesses;

                  o        adverse weather;

                  o        changes in property taxes and energy costs;

                  o changes in federal income tax laws and federal mortgage financing programs;

                  o        governmental regulation;

                  o        changes in governmental and public policy;

                  o changes in economic conditions specific to any one or more of our markets and businesses;

                  o        competition;

                  o        availability of raw materials; and

                  o        unexpected operations difficulties.

                  We refer you to the documents identified above under "Where You Can Find More Information" for a discussion of these factors and their effects on our business.

                                 USE OF PROCEEDS

                  Except as otherwise provided in the related prospectus supplement, we will use the net proceeds from the sale of the offered securities for general corporate purposes. Initially, we will use substantially all of the proceeds to repay short-term notes payable to banks and commercial paper borrowings and to refinance outstanding medium term notes that are maturing.

                       SUMMARY OF SELECTED FINANCIAL DATA

SELECTED HISTORICAL FINANCIAL DATA

                  In the table below, we provide you with selected historical consolidated financial data of Centex Corporation. We prepared this information using the consolidated financial statements of Centex Corporation for each of the fiscal years in the five-year period ended March 31, 1999, as well as for the six-month periods ended September 30, 1999 and 1998. The financial statements for each of the fiscal years in the five-year period ended March 31, 1999 have been audited by Arthur Andersen LLP, independent public accountants. The financial statements for the six-month periods ended September 30, 1999 and 1998 have not been audited. Balance sheet information presented in the table below is as of the end of the applicable period.

                  When you read this selected historical consolidated financial data, you should also read the historical financial statements and accompanying notes that Centex Corporation has included in its joint annual report on Form 10-K for the year ended March 31, 1999 and its joint quarterly report on Form 10-Q for the six months ended September 30, 1999. You can obtain these reports by following the instructions we provide under "Where You Can Find More Information" on page 2.

                                                  SIX MONTHS ENDED
                                                     SEPTEMBER 30,                       FISCAL YEARS ENDED MARCH 31,
                                               -----------------------  -----------------------------------------------------------
                                                  1999         1998        1999        1998        1997         1996        1995
                                               ----------   ----------  ----------  ----------  ----------   ----------  ----------
                                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues (1) ................................  $2,801,676   $2,353,688  $5,154,840  $3,975,450  $3,784,991   $3,102,987  $3,277,504
Net earnings (2) ............................     123,931      104,724     231,962     144,806     106,563       53,365      92,248
Total assets ................................   4,605,441    3,946,437   4,334,746   3,416,219   2,678,829    2,336,966   2,049,698
Total long-term debt, consolidated ..........     564,581      209,097     284,299     237,715     236,769      321,002     222,530
Total debt, consolidated ....................   2,073,924    1,729,947   1,910,899   1,390,588     864,287      983,269     798,790
Total debt (with financial services
 reflected on the equity method) ............     934,571      475,019     587,955     311,538     283,769      408,253     427,381
Deferred income tax (asset) liability .......     (28,558)    (109,643)    (49,107)   (147,607)   (197,413)      16,620      26,737
Debt as a percentage of capitalization (3)
 Total debt, consolidated ...................        57.8%        57.0%       57.6%       53.1%       44.5%        57.1%       53.5%
 Total debt (with financial services
 reflected on the equity method) ............        38.2%        26.7%       29.5%       20.3%       20.9%        35.6%       38.1%
Stockholders' equity ........................   1,309,531    1,082,589   1,197,639     991,172     835,777      722,836     668,227
Per common share (2)
 Earnings per share - Basic
  Before Construction Products IPO gain .....  $     2.08   $     1.76  $     3.90  $     2.45  $     1.86   $     0.94  $     0.93
  Construction Products' IPO gain ...........                                                                                   .63
                                               ----------   ----------  ----------  ----------  ----------   ----------  ----------
                                               $     2.08   $     1.76  $     3.90  $     2.45  $     1.86   $     0.94  $     1.56
                                               ==========   ==========  ==========  ==========  ==========   ==========  ==========
 Earnings per share - Diluted
  Before Construction Products' IPO gain ....  $     2.02   $     1.69  $     3.75  $     2.36  $     1.80   $     0.91  $     0.90
  Construction Products' IPO gain ...........                                                                                  0.61
                                               ----------   ----------  ----------  ----------  ----------   ----------  ----------
                                               $     2.02   $     1.69  $     3.75  $     2.36  $     1.80   $     0.91  $     1.51
                                               ==========   ==========  ==========  ==========  ==========   ==========  ==========
Cash Dividends ..............................  $     0.08   $     0.08  $     0.16  $    0.135  $     0.10   $     0.10  $     0.10

         (1) Primarily as a result of repurchases by Centex Construction Products of its own stock, Centex's ownership interest in Centex Construction Products increased to more than 50% as of June 30, 1996 (and was 62.6% as of September 30, 1999). Accordingly, beginning with the quarter ended June 30, 1996, Centex Construction Products' financial results have been consolidated with those of Centex and are reflected in Centex's revenues and earnings. If Centex Construction Products' revenues had been consolidated for the years ended March 31, 1996 and 1995, Centex's consolidated revenues for those years would have increased by $222,594 and $194,313, respectively.

         (2) Net earnings for the fiscal year ended March 31, 1995 include a nonrecurring gain of $37.5 million realized in connection with an initial public offering of 51% of Centex Construction Products' common stock.

         (3) Capitalization is composed of total debt, deferred income tax liability, negative goodwill, minority interest and stockholders' equity.

RATIO OF EARNINGS TO FIXED CHARGES

                                                                 NINE MONTHS ENDED
                                                                     DECEMBER 31,            FISCAL YEARS ENDED MARCH 31,
                                                                 -----------------   ----------------------------------------------
                                                                 1999         1998   1999      1998      1997      1996       1995
                                                                 -----       -----   -----     -----     -----     -----      -----
Total enterprise .............................................   4.43x       4.06x   4.31x     4.16x     3.71x     1.82x      2.99x
Centex (excluding financial services and savings and
     loan operations).........................................   7.22x       7.30x   7.42x     6.83x     5.22x     1.99x      4.16x

                  These computations include Centex Corporation, and except as otherwise noted, our subsidiaries, and 50% or less owned companies. For these ratios, fixed charges include:

                  o interest on all debt and amortization of debt discount and expense;

                  o        interest capitalized; and

                  o        an interest factor attributable to rentals.

                  Earnings include the following components:

                  o income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investments;

                  o fixed charges as defined above, but excluding capitalized interest; and

                  o        amortization of capitalized interest.

                  The computations that exclude the financial services and savings and loan operations are included only to provide investors an alternative method of measuring the ability of our earnings to cover our fixed charges due to the following:

                  o the financial services subsidiaries operate in a distinctly different financial environment that generally requires significantly less equity to support their higher debt levels compared to the operations of our other subsidiaries;

                  o the financial services subsidiaries have structured their financing programs substantially on a stand-alone basis; and

                  o we have very limited obligations with respect to the indebtedness of our financial services subsidiaries.

                  To calculate the ratio of earnings to fixed charges excluding the financial services and savings and loan operations, the applicable interest expense was deducted from the fixed charges and the applicable earnings were deducted from the earnings amount.

                         DESCRIPTION OF DEBT SECURITIES

                  Any debt securities that we offer will be our direct unsecured general obligations. These debt securities will be either senior debt securities or subordinated debt securities and will be issued under one or more separate indentures between us and Chase Bank of Texas, National Association, as trustee, which is the successor to Texas Commerce Bank, National Association. A debt security is considered "senior" or "subordinated" depending on how it ranks in relation to our other debts. Senior debt securities will generally rank equal to other senior debt securities or unsubordinated debt. Holders of our subordinated debt securities will only be entitled to payment after we pay our senior debts, including our senior debt securities.

                  Any senior debt securities that we offer will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. Unless specifically stated otherwise, all references below to an article or section refer to that article or section in both indentures.

                  We have summarized the material provisions of the indentures in this section, but this is only a summary. The senior indenture and the subordinated indenture have been filed with the SEC and are incorporated by reference as Exhibit 4.3 and Exhibit 4.5, respectively, to our registration statement that contains this prospectus. You should read the indentures for provisions that may be important to you. In the summary below, we have included references to section numbers of the applicable indentures so that you can easily locate these provisions. You should review the applicable indenture for additional information before you buy any debt securities. Capitalized terms used in the following summary have the meanings specified in the indentures unless otherwise defined below.

GENERAL INFORMATION ABOUT THE DEBT SECURITIES

                  Because we are a holding company that conducts all of our operations through our subsidiaries, holders of our debt securities and certain security holders of our subsidiaries will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders. All of our operating subsidiaries have ongoing corporate debt programs used to finance their business activities. As of September 30, 1999, our subsidiaries had approximately $1.2 billion of outstanding debt. Moreover, our ability to pay principal and interest on our debt securities is, to a large extent, dependent upon our receiving dividends, interest or other amounts from our subsidiaries. The indentures under which the debt securities are to be issued do not contain any limitation on our ability to incur additional debt or on our subsidiaries' ability to incur additional debt to us or to unaffiliated third parties. In addition, we borrow funds from and lend funds to our subsidiaries from time to time to manage our working capital needs. Our indebtedness to our subsidiaries will rank equally in right of payment to our senior debt securities and senior in right of payment to our subordinated debt securities.

                  A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

                  o        the title, type and amount of the debt securities;

                  o the total principal amount and priority of the debt securities;

                  o the percentage of the principal amount at which the debt securities will be issued and any payments due if the maturity of the debt securities is accelerated;

                  o the dates on which the principal of the debt securities will be payable;

                  o the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

                  o        any optional redemption periods;

                  o any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

                  o any provisions granting special rights to holders when a specified event occurs;

                  o any changes to or additional events of default or covenants;

                  o any special tax implications of the debt securities, including provisions for original issue discount securities, if offered; and

                  o        any other terms of the debt securities.

                  None of the indentures limits the amount of debt securities that may be issued. Each indenture allows debt securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

                  Debt securities of a series may be issued in registered, bearer, coupon or global form.

COVENANTS INCLUDED IN THE INDENTURES

                  Under the indentures, we will:

                  o pay the principal, interest and any premium on the debt securities when due;

                  o        maintain a place of payment;

                  o deliver a report to the trustee at the end of each fiscal year reviewing our obligations under the indentures; and

                  o deposit sufficient funds with any paying agent on or before the due date for any principal, interest or any premium.

PAYMENT OF PRINCIPAL, INTEREST AND PREMIUM; TRANSFER OF SECURITIES

                  Unless we designate otherwise, we will pay principal, interest and any premium on fully registered securities in Dallas, Texas. We will make payments by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. We will make debt securities payments in other forms at a place we designate and specify in a prospectus supplement. You may transfer or exchange fully registered securities at the corporate trust office of the trustee or at any other office or agency maintained by us for such purposes, without having to pay any service charge except for any tax or governmental charge. (Sections 2.04, 2.06 and 5.02.)

SPECIFIC CHARACTERISTICS OF OUR DEBT SECURITIES

       Senior Debt Securities

                  Generally, our senior debt securities will rank equally with all of our other senior debt and unsubordinated debt. All series of senior debt securities issued under the senior indenture will rank equally in right of payment with each other and with our other senior debt. Any additional senior debt securities would rank equally in right of payment with the senior debt securities offered and sold under this prospectus. Further, the senior indenture does not prohibit us from issuing additional debt securities that may rank equally in right of payment to the senior debt securities.

                  Any senior debt securities offered pursuant to the senior indenture will be senior in right of payment to our subordinated debt securities. The following table sets forth our senior and subordinated indebtedness as of September 30, 1999:

Senior debt:
                  6.40% Senior Notes due October 25, 2002 .......     $   14,948,000
                  Floating Rate Notes due April 28, 2000 ........         49,933,000
                  Floating Rate Notes due May 19, 2000 ..........          9,994,000
                  Floating Rate Notes due August 25, 2000 .......        149,794,000
                  Floating Rate Notes due June 30, 2000 .........         54,942,000
                  Floating Rate Notes due July 27, 2000 .........         61,998,000
                  Debt to subsidiaries ..........................        204,700,000
                  Other senior notes ............................        369,990,000
                                                                      --------------
                       Total senior debt ........................     $  916,299,000
                                                                      ==============
Subordinated debt:
                  8.75% Subordinated Notes due March 1, 2007 ....     $   99,496,000
                  7.375% Subordinated Notes due June 1, 2005 ....         99,723,000
                  Convertible Subordinated Note due 2010 ........          2,100,000
                                                                      --------------
                       Total subordinated debt ..................     $  201,319,000
                                                                      ==============
                              Total debt ........................     $1,117,618,000
                                                                      ==============

                  In addition to the amounts listed above, as of September 30, 1999 one of our subsidiaries, CTX Mortgage, had $1.1 billion of outstanding senior indebtedness, substantially all of which was secured by residential mortgage loans receivable. Under two CTX Mortgage credit facilities, we had agreed that, if CTX Mortgage did not replace ineligible mortgages in the facility, we would purchase the ineligible mortgages up to a maximum of 10% of the maximum amount of the facility. Under each of the two facilities, our maximum purchase obligation was $30 million.

                  In October and November 1999, Centex Home Mortgage, LLC, a special purpose Delaware limited liability company, issued and sold $500 million of senior debt securities and $72 million of subordinated membership certificates. Centex Home Mortgage will use the proceeds from these issuances to purchase mortgages on a revolving basis from CTX Mortgage. Centex Home Mortgage has the capacity to sell up to an additional $928 million of senior debt securities under the same indenture under which the $500 million of debt securities were issued. As Centex Home Mortgage purchases mortgages from CTX Mortgage, CTX Mortgage will, in turn, repay its outstanding senior indebtedness and fund new mortgage originations. On December 15, 1999, $530 million of the $1.63 billion available under CTX Mortgage's senior secured credit facilities expired by its terms. As a result, we no longer have the obligation to purchase ineligible mortgages under the CTX Mortgage credit facilities. Because we do not guarantee any of CTX Mortgage's indebtedness, it is neither senior nor subordinated debt to us.

                  "Senior debt" is defined to include all notes or other unsecured evidences of indebtedness including guarantees of Centex for money borrowed by us, not expressed to be subordinate or junior in right of payment to any other indebtedness of Centex.

                  Subordinated Debt Securities

                  The subordinated debt securities that may be offered will have a junior position to all of our senior debt. Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all senior debt.

                  Except in certain circumstances, the subordinated indenture prohibits us from making any payment of principal of or premium, if any, or interest on, or sinking fund requirements for, any subordinated debt securities:

                  o in the event we fail to pay the principal, interest, any premium or any other amounts on any senior debt when due; or

                  o if there is any default relating to certain senior debt beyond the period of grace, unless and until the default on the senior debt is cured or waived. (Subordinated Indenture Section 3.02.)

                  The subordinated indenture does not limit the amount of senior debt that we may incur. The subordinated indenture provides that all series of subordinated debt securities that may be offered are equal in priority to our subordinated debt securities and will rank equally in right of payment to our subordinated debt securities. (Subordinated Indenture Section 3.02.)

                  Except in certain circumstances, upon any distribution of our assets in connection with any dissolution, winding up, liquidation, reorganization, bankruptcy or other similar proceeding relative to us, our creditors or our property, the holders of all senior debt will first be entitled to receive payment in full of the principal and premium, if any, and interest due on the senior debt before the holders of any subordinated debt securities are entitled to receive any payment of the principal of and premium, if any, or interest on any subordinated debt securities. (Subordinated Indenture Section 3.02.) Because of this subordination, if we become insolvent, our creditors who are not holders of senior debt may recover less, ratably, than holders of senior debt.

GLOBAL CERTIFICATES

                  The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depository identified in a prospectus supplement.

                  The specific terms of the depository arrangements with respect to any debt securities of a series will be described in a prospectus supplement.

                  Unless otherwise specified in a prospectus supplement, debt securities issued in the form of a global certificate to be deposited with a depository will be represented by a global certificate registered in the name of the depository or its nominee. Upon the issuance of a global certificate in registered form, the depository for the global certificate will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by the global certificate to the accounts of institutions that have accounts with the depository or its nominee. The accounts to be credited shall be designated by the underwriters or agents of the debt securities or by us, if the debt securities are offered and sold directly by us. Ownership of beneficial interests in a global certificate will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in a global certificate will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depository or its nominee for the global certificate. Ownership of beneficial interests in a global certificate by persons that hold through participants will be shown on, and the transfer of that ownership interest within the participant will be effected only through, records maintained by the participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global certificate.

                  So long as the depository for a global certificate in registered form, or its nominee, is the registered owner of the global certificate, the depository or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities of the series represented by the global certificate for all purposes under the indentures. Generally, owners of beneficial interests in a global certificate will not be entitled to have debt securities of the series represented by the global certificate registered in their names, will not receive or be entitled to receive physical delivery of debt securities in definitive form, and will not be considered the owners or holders of the global certificate under the applicable indenture.

                  Payment of principal of, premium, if any, and any interest on debt securities of a series registered in the name of or held by a depository or its nominee will be made to the depository or its nominee, as the case may be, as the registered owner or the holder of a global certificate representing the debt securities. None of Centex, the trustee, any paying agent, or the applicable debt security registrar for the debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global certificate for the debt securities or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

                  We expect that the depository for debt securities of a series, upon receipt of any payment of principal, premium or interest in respect of a permanent global certificate, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global certificate as shown on the records of the depository. We also expect that payments by participants to owners of beneficial interests in a global certificate held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and the payments will be the responsibility of the participants. However, we have no control over the practices of the depository and/or the participants and there can be no assurance that these practices will not be changed.

                  Unless it is exchanged in whole or in part for debt securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the depository.

                  Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York will act as depository. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by The Depository Trust Company and its participants.

EVENTS OF DEFAULT

                  "Event of default" with respect to a series of securities issued under an indenture will mean that any of the following shall have occurred and be continuing:

                  o failure to pay the principal or any premium on any debt security when due;

                  o        failure to deposit any sinking fund payment when due;

                  o failure to pay interest on any debt security when due, and the continuance of such failure to pay for 30 days;

                  o failure to perform any other covenant in the indenture that continues for 60 days after being given written notice;

                  o certain events in bankruptcy, insolvency or reorganization of Centex; or

                  o any other event of default included in any indenture or supplemental indenture. (Section 7.01.)

                  An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal or interest, if it considers such withholding of notice to be in the best interests of the holders.

                  If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% of the total principal amount of the debt securities of the series may declare the entire principal of that series due and payable immediately. (Section 7.01.) If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration. (Section 7.01.) The trustee will not be charged with knowledge of any event of default other than our failure to make principal and interest payments unless actual written notice is received by the trustee. (Section 7.01.)

                  The indentures limit the right to institute legal proceedings. No holder of any debt securities will have the right to bring a claim under an indenture unless

                  o the holder has given written notice of default to the trustee;

                  o the holders of not less than 25% of the aggregate principal amount of debt securities of a particular series shall have made a written request to the trustee to bring the claim and furnished the trustee reasonable indemnification as it may require;

                  o the trustee has not commenced an action within 60 days of receipt of that notice and indemnification; and

                  o no direction inconsistent with the request has been given to the trustee by the holders of not less than a majority of the aggregate principal amount of the debt securities of the series then outstanding. Subject to applicable law and any applicable subordination provisions, the holders of debt securities may enforce payment of the principal of or premium, if any, or interest on their debt securities. No holder of debt securities of a particular series has the right to prejudice the rights or obtain priority or preference over the rights of any other holder of debt securities of that series. (Section 7.04.)

                  The holders of a majority of the aggregate principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any power conferred on the trustee. The trustee, however, may decline to follow that direction if, being advised by counsel, the trustee determines that the action is not lawful. In addition, the trustee may refuse to act if it in good faith determines that the action would unduly prejudice the holders of the debt securities not taking part in the action or would impose personal liability on the trustee. (Section 7.06.)


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

                  Each indenture provides that, in case an event of default in respect of a particular series of debt securities has occurred, the trustee is to use the degree of care of a prudent man in the conduct of his own affairs. (Section 8.01.) Subject to those provisions, the trustee is under no obligation to exercise any of its rights or power under the indentures at the request of any of the holders of the debt securities of a particular series unless they have furnished to the trustee security or indemnity in reasonable amounts against the costs, expenses and liabilities which may be incurred by the trustee. (Section 8.02.)

                  We will be required to furnish to the trustee an annual statement as to the fulfillment by Centex of all of our obligations under the relevant indenture. (Section 5.06.)

DEFEASANCE OF DEBT SECURITIES

                  We will be discharged from our obligations on the debt securities of any series at any time we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If this happens, the holders of the debt securities of the series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and replacement of destroyed, lost, stolen or mutilated debt securities. (Section 13.01.)

                  Under federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the related debt securities. Each holder might be required to recognize a gain or loss equal to the difference between the holder's cost or other tax basis for the debt securities and the value of the holder's interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. We urge you to consult your tax adviser as to the consequences of a discharge, including the applicability and effect of tax laws other than the federal income tax law.

CONSOLIDATION, MERGER OR SALE OF CENTEX

                  Each indenture generally permits us to consolidate or merge with another corporation. The indentures also permit us to sell all or substantially all of our property and assets. If this happens, the remaining or acquiring corporation will assume all of our responsibilities and liabilities under the indentures including the payment of all amounts due on the debt securities of each series outstanding and performance of the covenants in the indentures.

                  However, we will only consolidate or merge with or into any other corporation or sell all or substantially all of our assets according to the terms and conditions of the indentures. The remaining or acquiring corporation will be substituted for us in the indentures with the same effect as if it had been an original party to the indenture. Thereafter, the successor corporation may exercise our rights and powers under any indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our Board of Directors or any of our officers may be done by the board or officers of the successor corporation. (Article Twelve.)

MODIFICATION OF THE INDENTURES

                  Under each indenture we may modify rights and obligations and the rights of the holders with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. We cannot, however, modify the principal or interest payment terms, or reduce the percentage required for modification, against any holder without its consent. We may also enter into supplemental indentures with the trustee, without obtaining the consent of the holders of any series of debt securities, to cure any ambiguity or to correct or supplement any provision of an indenture or any supplemental indenture which may be defective or inconsistent with any other provision, to pledge any property to or with the trustee or to make any other provisions with respect to matters or questions arising under the indentures, provided that such action does not adversely affect the interests of the holders of the debt securities. We may also enter into supplemental indentures without the consent of holders of any series of debt securities to set forth the terms of additional series of debt securities, to evidence the succession of another person to our obligations under the indenture or to add to our covenants. (Article Eleven.)


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

CERTIFICATES AND OPINIONS TO BE FURNISHED TO TRUSTEE

                  Each indenture provides that, in addition to other certificates or opinions that may be specifically required by other provisions of an indenture, every time we ask the trustee to take action under such indenture, we must provide a certificate of certain of our officers and an opinion of counsel, who may be our counsel, stating that, in the opinion of the signers, all conditions precedent to such action have been complied with. (Section 15.07.)

REPORT TO HOLDERS OF DEBT SECURITIES

                  We will provide audited financial statements annually to holders of debt securities. (Section 6.03.) The trustee is required to submit an annual report to the holders of the debt securities regarding, among other things, the trustee's eligibility to serve as trustee, the priority of the trustee's claims regarding certain advances made by it, and any action taken by the trustee materially affecting the debt securities. (Section 6.04.)

THE TRUSTEE

                  Chase Bank of Texas, National Association, whose Corporate Trust Office is located at 600 Travis Street, Suite 1150, Houston, Texas 77002, is the trustee under the subordinated indenture and the senior indenture. Chase Bank of Texas, National Association also serves as trustee with respect to our $100,000,000 8.75% subordinated notes due March 1, 2007 and our $100,000,000
7-3/8% subordinated notes due June 1, 2005, all previously issued under the subordinated indenture, as supplemented by a subordinated indenture supplement dated as of March 12, 1987 and a subordinated indenture supplement dated as of June 9, 1995, respectively. Chase Bank of Texas, National Association also serves as trustee with respect to our $15,000,000 6.40% senior notes due October 25, 2002, our $50,000,000 floating rate senior notes due April 28, 2000, our $10,000,000 floating rate senior notes due May 19, 2000, our $55,000,000 floating rate senior notes due June 30, 2000, our $62,000,000 floating rate senior notes due July 27, 2000, our $150,000,000 floating rate senior notes due August 25, 2000, our $30,500,000 floating rate senior notes due April 2, 2001, our $8,000,000 floating rate senior notes due July 13, 2001 and our $69,500,000 floating rate senior notes due July 13, 2001, all previously issued under the senior indenture, as supplemented by senior indenture supplements dated as of October 1, 1998 and August 1, 1999, respectively.

                  Pursuant to the indentures and the Trust Indenture Act of 1939, any uncured event of default with respect to any series of debt securities will force the trustee to resign as trustee under the applicable indenture. If the trustee resigns, a successor trustee will be appointed in accordance with the terms and conditions of the applicable indenture.

                  Centex and its affiliates maintain other banking relationships in the ordinary course of business with the trustee and its affiliates.

                  The trustee may resign or be removed by us with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the trustee with respect to the debt securities of that series. (Section 8.10.)

                  Each indenture contains limitations on the right of the trustee, in the event that the trustee becomes our creditor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. (Section 8.13.)

RATINGS OF OUR DEBT SECURITIES BY RATING AGENCIES

                  Particular series of debt securities may be rated by one or more nationally recognized statistical rating agencies. The rating agency or agencies and rating or ratings to be assigned with respect to a series of debt securities may be specified in the prospectus supplement for the series of debt securities.


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

METHOD FOR CALLING MEETINGS OF THE HOLDERS OF DEBT SECURITIES

                  Each indenture contains provisions describing how meetings of the holders of debt securities of a series may be convened. A meeting may be called at any time by the trustee, and also, upon request, by us or the holders of at least 10% in principal amount of the outstanding debt securities of a series. A notice of the meeting must always be given in the manner described under "--Notices to Holders of Debt Securities" below. Generally speaking, except for any consent that must be given by all holders of a series as described under "--Modification of the Indentures" above, any resolution presented at a meeting of the holders of a series of debt securities may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series, unless the indenture allows the action to be voted upon to be taken with the approval of the holders of a different specific percentage of principal amount of outstanding debt securities of a series. In that case, the holders of outstanding debt securities of at least the specified percentage must vote in favor of the action. Any resolution passed or decision taken at any meeting of holders of debt securities of any series in accordance with the applicable indenture will be binding on all holders of debt securities of that series and any related coupons, unless, as discussed in "--Modification of the Indentures" above, the action is only effective against holders that have approved it. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be holders holding or representing a majority in principal amount of the outstanding debt securities of a series.

GOVERNING LAW

                  Each indenture and each series of debt securities will be governed by and construed in accordance with the laws of the State of Texas.

NOTICES TO HOLDERS OF DEBT SECURITIES

                  Notices to holders of debt securities will be mailed to the addresses of the holders listed in the senior debt security register or the subordinated debt security register, as applicable.

                              PLAN OF DISTRIBUTION

                  We may sell the offered securities (a) through agents; (b) through underwriters or dealers; or (c) directly to one or more purchasers.

SALE OF DEBT SECURITIES BY AGENTS

                  Offered securities may be sold through agents designated by us. The agents agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

SALE OF DEBT SECURITIES BY UNDERWRITERS

                  If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

DIRECT SALES OF OUR DEBT SECURITIES

                  Offered securities may also be sold directly by us. In this case, no underwriters or agents would be involved.

GENERAL INFORMATION ABOUT OUR PLAN OF DISTRIBUTION

                  Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

                  We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make. If we enter into any indemnification agreements of this nature, we will describe each of those agreements in the prospectus supplement.

                  Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

                                 LEGAL OPINIONS

                  Raymond G. Smerge, Esq., our Executive Vice President, Chief Legal Officer and Secretary, will issue an opinion about the legality of the offered securities for us. Baker Botts L.L.P., Dallas, Texas, our special counsel, will also issue an opinion about the legality of the offered securities and will pass on, among other things, the enforceability of the indentures. Certain legal matters in connection with the sale of the notes offered hereby will be passed upon for the agents by Milbank, Tweed, Hadley & McCloy LLP, New York, New York.

                                     EXPERTS

                  The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.


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